November 26, 2024

Craig Gifford
Senior Executive Vice President and Chief Financial Officer
New York Community Bancorp, Inc.
102 Duffy Avenue
Hicksville, New York 11801

       Re: New York Community Bancorp, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           File No. 001-31565
Dear Craig Gifford:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance